UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number:  001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

Exhibits 99.1, 99.2, 99.3 and 99.4 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-272013).

Exhibit Number	Description

99.1	Fifth Amendment to Seventh Amended and Restated Credit Agreement, entered into as of June 4, 2024, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders and others party thereto.

99.2	Sixth Amendment to Seventh Amended and Restated Credit Agreement, entered into as of January 20, 2025, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Bank of Montreal, as administrative agent and the lenders and others party thereto.

99.3	Sixth Amendment to Term Loan Credit Agreement, entered into as of July 3, 2024, among GFL Environmental Inc., each of GFL Environmental Inc.'s subsidiaries party thereto, Barclays Bank PLC, as administrative agent and the lenders party thereto.

99.4	Code of Ethics.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: February 27, 2025	By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer